Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

December 19, 2014

FILED VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultimus Managers Trust (the "Trust"), on behalf of its series,
Galapagos Partners Select Equity Fund (the "Fund")
File Nos. 811-22680; 333-180308
Response to Staff's Comments on Form N-1A

Ladies and Gentlemen:

Ms. Stephanie D. Lee of the staff of the Securities and Exchange Commission (the "Commission") provided comments on November 25, 2014 on the Trust's Post-Effective Amendment No. 28, filed on October 8, 2014 (Accession No. 0001111830-14-000727).  Set forth below is a summary of the comments provided by the Commission staff and the Trust's response to each:

PROSPECTUS

Annual Fund Operating Expenses (p. 3)

COMMENT 1:	Please confirm that for any year in which repayments are made by the Fund to the Investment Adviser, pursuant to the Expense Limitation Agreement, the Fund's Total Operating Expenses will not exceed the Total Operating Expenses After Fee Reductions and/or Expense Reimbursements of the year in which the Investment Adviser made the fee reductions and/or expense reimbursements.

RESPONSE:	Note 2 on page 3, regarding the Expense Limitation Agreement, has been re-written as follows:

Galapagos Partners, L.P. (the "Adviser") has contractually agreed, until March 31, 2017, to reduce Management Fees and reimburse Other Expenses to the extent necessary to limit Total Annual Fund Operating Expenses (exclusive of brokerage costs, taxes, interest, acquired fund fees and expenses, costs to organize the Fund, and extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of the Fund's business) to an amount not exceeding 1.50% of the Fund's average daily net assets.  Management Fee reductions and expense reimbursements by the Adviser are subject to repayment by the Fund for a period of 3 years after such fees and expenses were incurred, provided that the repayments do not cause Total Annual Fund Operating Expenses to exceed (i) the expense limitation then in effect, if any and (ii) the expense limitation in effect at the time the expenses to be repaid were incurred.  Prior to March 31, 2017, this agreement may not be modified or terminated without the approval of the Board of Trustees. This agreement will terminate automatically if the Fund's investment advisory agreement with the Adviser is terminated.

COMMENT 2:	Please confirm that the Annual Fund Operating Expense table will contain an additional subcaption for acquired fund fees and expenses, as appropriate.

RESPONSE:	The Trust confirms that acquired fund fees and expenses are currently expected to be less than 0.01% of the estimated net assets of the Fund. If, however, after finalizing the Fund's estimated Total Annual Operating Expenses, including acquired fund fees and expenses, it is determined that acquired fund fees and expenses will be 0.01% or more of the estimated net assets of the Fund, an additional subcaption will be added as required in Form N1-A Item 3, Instruction 3(f)(i).

Principal Investment Strategies (p. 4)

COMMENT 3:	Please confirm that the Fund will look through its ETF holdings to meet the Fund's 80% policy.

RESPONSE:	The Trust confirms that the Fund will look through the Fund's investments in each ETF to determine if the investment in the ETF meets the Fund's 80% policy. Thus, if the Fund invests in an ETF whose 80% policy is consistent with the Fund's 80% policy, than 80% of that investment will apply to the Fund's 80% policy. For example, if the Fund invests $10,000 in an underlying ETF that invests in debt securities, the Fund will count $8,000 towards its 80% policy. If the ETF's 80% policy is not consistent with the Fund's 80% policy or there is no 80% policy, then any investment in that ETF will not apply to the Fund's 80% policy.

COMMENT 4:	Please confirm that any borrowings for investment purposes will be included to meet the Fund's 80% test.

RESPONSE:	The last sentence of the first paragraph of the Principal Investment Strategies section has been rewritten to include the new parenthetical phrase:

"Under normal circumstances, the Fund will invest at least 80% of its net assets (including the amount of any borrowings for investment purposes) in U.S. and foreign equity securities listed on U.S. stock exchanges."

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 513.587.3451 if you have any questions.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary